[Superfund Capital Management, Inc. Letterhead]
August 4, 2011
VIA EDGAR AND OVERNIGHT MAIL
Mr. Kevin Woody
Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	Superfund Gold, L.P. (the “Fund”) — Form 10-K for the year ended December 31, 2010 (Commission File No. 000-53764)
Dear Mr. Woody:
     We thank you for your comment letter of July 29, 2011 relating to the Fund’s Form 10-K for the year ended December 31, 2010. For your convenience, the comments in your July 29, 2011 letter are set forth verbatim below, together with responses thereto.
Form 10-K for the fiscal year ended December 31, 2010
Item 9A. Controls and Procedures
1.	In future filings, please indicate in the controls and procedures disclosure of your periodic reports a statement that the CEO/CFO certifications are applicable with respect to each of the series individually as well as the fund as a whole.
     In future filings, we will add the following statement to the controls and procedures disclosure:
     “The Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer, Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer, Section 1350 Certification of Principal Executive Officer and Section 1350 Certification of Principal Financial Officer, Exhibit 31.1, Exhibit 31.2, Exhibit 32.1 and Exhibit 32.2 hereto, respectively, are applicable with respect to each Series individually, as well as to the Fund as a whole.”
Financial Statements
Nature of Operations, page 40
2.	We note your disclosure regarding the sub-series including that the sub-series are traded and managed the same way, with the exception of the degree of leverage. Please help us to better understand the nature of the sub-series, and how you manage them differently, including an explanation of what is meant by the previously referenced statement. In your response, please be sure to address how this disclosure varies from the disclosures in your Form S-1 filings which seemed to indicate that the differences between Series A-1 units and Series A-2 units, for example, was based upon different classes of investors and whether or not the investments would be subject to selling commissions. Additionally, your response should address whether there are other differences.

Mr. Kevin Woody
August 4, 2011

     The Fund offers two series of limited partnership units (the “Units”): Series A and Series B (each, a “Series”). Series B implements the Fund’s futures and forward trading program at a leverage level equal to approximately 1.5 times that implemented on behalf of Series A. Over the long term (periods of several years), the targeted average ratio of margin to equity for Series A is approximately 20% and approximately 30% for Series B. The leverage with which each of the Series is traded is the only difference between the Series.
     Within each Series, Units are issued in two sub-Series (each a “Sub-Series”). Sub-Series within a Series are not managed differently. Rather, Series A-1 Units and Series B-1 Units are subject to selling commissions. Series A-2 Units and Series B-2 Units are not subject to selling commissions but are available exclusively to: (i) investors participating in selling agent asset-based or fixed-fee investment programs or a registered investment adviser’s asset-based fee or fixed-fee advisory program through which an investment adviser recommends a portfolio allocation to the Fund and for which Superfund USA, Inc. serves as selling agent, (ii) investors who purchased the Units through Superfund USA, Inc. or an affiliated broker and who are commodity pools operated by commodity pool operators registered as such with the Commodity Futures Trading Commission, and (iii) investors who have paid the maximum selling commission on their Series A-1 or Series B-1 Units (by redesignation of such Units as Series A-2 Units or Series B-2 Units as described herein). The foregoing eligibility requirements and selling commissions are the only differences between the Sub-Series within a Series.
     When referencing Series A-1/A-2 and Series B-1/B-2 in the filing to which this comment relates, we were referring to Series A and Series B, respectively. Accordingly, the statement was intended to mean that the Series (not the Sub-Series within each Series) are traded and managed the same way, with the exception of the degree of leverage. We appreciate that this disclosure could be improved and will, in future filings, describe the Fund’s Series and Sub-Series in accordance with the prior two paragraphs.
     We hereby acknowledge that: (a) the Fund is responsible for the adequacy and accuracy of the disclosure in this filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (c) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Kevin Woody
August 4, 2011

     Thank you very much for your time and attention to this filing. If you have any questions, please do not hesitate to contact me at (473) 439-2418 or our counsel at Sidley Austin LLP (James Biery at (312) 853-7557; Daniel Spies at (312) 853-4167).

Very truly yours,
/s/ Nigel James
Nigel James
President

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